JE 3-5-03

**3/4/2003

03011238

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2003 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-47735~~
8-65341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/24/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive
(No. and Street)

Chicago, (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Steinmeyer 312-228-2783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison G. Lacy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Lang LaSalle Securities, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Kathleen E. De Vries
Notary Public, State of Illinois
My Commission Exp. 03/06/2006

Allison G. Lacy
Signature

President
Title

Kathleen E. DeVries
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES LANG LASALLE SECURITIES, L.L.C.
Financial Statements and Schedules
December 31, 2002
(With Independent Auditors'
Report Thereon)

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents

KPMG

Independent Auditors' Report

The Member
Jones Lang LaSalle Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, L.L.C. (the Company) as of December 31, 2002, and the related statement of operations, member's equity, and cash flows for the period from April 24, 2002 (inception) through December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jones Lang LaSalle Securities, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the period from April 24, 2002 (inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2003

Jones Lang LaSalle Securities, L.L.C.
Statement of Financial Condition
December 31, 2002

ASSETS:

Cash	$	92,257
Prepaid expense		437
Total Assets	$	92,694

LIABILITIES AND OWNER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	12,000
Due to Parent		37,000
Total Liabilities		49,000
Member's Equity		43,694
Total Liabilities and Member's Equity	$	92,694

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Operations
For the Period April 24, 2002 (inception) through December 31, 2002

REVENUE	
Other Revenues	$ -
OPERATING EXPENSES	
Compensation and Benefits	40,000
Total Operating Expenses	40,000
OTHER EXPENSES	
Other Direct Expense	1,143
Business License/Fees	18,163
Audit Expense	12,000
Legal Expense	70,000
Total Other Expenses	101,306
Total Expenses	141,306
Net Loss	$ (141,306)

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.

Statement of Member's Equity

For the Period April 24, 2002 (inception) through December 31, 2002

	Member Units	Member's Equity
Capital Contribution	100	$ 185,000
Net Loss	-	(141,306)
Balances at December 31, 2002	100	$ 43,694

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.

Statement of Cash Flows

For the Period April 24, 2002 (inception) through December 31, 2002

Cash flows from operating activities:	
Net loss	$(141,306)
Reconciliation of net loss to net cash used by operating activities:	
Increase in prepaid expense	(437)
Increase in accrued expenses	12,000
Increase in due to parent	37,000
Cash used in operating activities	(92,743)
Cash flows from financing activities - capital contribution	185,000
Net increase in cash	92,257
Cash, beginning of period	-
Cash, end of period	$ 92,257

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the "Company"), a wholly owned subsidiary of Jones Lang LaSalle Americas, (Illinois) L.P. (the "Parent Company") was incorporated in the state of Illinois on April 24, 2002. The Parent Company is a wholly owned subsidiary of Jones Lang LaSalle Incorporated ("Jones Lang LaSalle").

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, National Association of Securities Dealers Regulation, Inc. (the "NASD") and various states.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 for 12 months after commencing business as a broker dealer). As of December 31, 2002, the Company had net capital of $43,257, which was $38,257 in excess of its required net capital of $5,000. The Company's net capital to aggregate indebtedness ratio was 1.13 to 1.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the NASD two business days prior to any equity withdrawals which, on a net basis, exceed 30 percent of the Company's excess net capital, in any 30 day period.

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements, as the liability for any such taxes is that of the members rather than the Company.

3) Limited Liability Company Agreement

Pursuant to the terms of the Limited Liability Company Agreement, Jones Lang LaSalle Americas (Illinois), L.P. owns 100% of the Company and co-manages the operations of the Company.

The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the Limited Liability Company (LLC) Agreement.

Except as provided in the Illinois Limited Liability Company Act, no members shall be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

The Limited Liability Company Agreement provides that distributions of Distributable Cash (as defined) and profits and losses be made pro rata in accordance with the members' ownership interests.

4) Transactions with Related Parties

The Company shares officers, directors and accounting personnel with the Parent Company. Compensation and benefit costs are allocated to the Company for these individuals at the discretion of the Parent Company. Total costs for compensation and benefit costs allocated to the Company were $40,000.

Occupancy expense including lease of office space, the use of furnishings as well as the information technology infrastructure are not allocated to the Company pursuant to the Expense Agreement between the Company and Jones Lang LaSalle Americas, Incorporated.

Jones Lang LaSalle Securities, L.L.C.
Statement of Member's Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2002

Schedule 1

Total Assets	$ 92,694
Less: Total Liabilities	(49,000)
Net Worth	$ 43,694
Less: Non-Allowable Assets	(437)
Net Capital Before Haircuts	$ 43,257
Less: Haircuts	-
Net Capital	$ 43,257
Less: Required Capital	$ 5,000
Excess Net Capital	$ 38,257
Aggregate Indebtedness	$ 49,000
Aggregate Indebtedness to Net Capital Ratio	1.13 to 1

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002 filed on January 31, 2003 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its Form X-17A-5 with the National Association of Securities Dealers, Inc.

The Company is not required to compute the Reserve Requirement under Exhibit A of Rule 15c3-3 or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker who carries no margin accounts, promptly transmits all funds received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to customers.

See independent auditors' report

KPMG

Independent Auditors' Report on Internal Control Required by SEC rule 17a-5

The Member
Jones Lang LaSalle Securities, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedule of Jones Lang LaSalle Securities, L.L.C. (the Company), as of December 31, 2002 and for the period from April 24, 2002 (inception) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 19, 2003